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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48560

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/21__ AND ENDING __06/30/22__
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PALMIERI, ANGNARDO & CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 BUTTERCUP CREEK BLVD   UNIT 202
(No. and Street)

CEDAR PARK	TX	78613
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

A ANGNARDO	330-299-0999	TONY@PACIPACI.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAUER & COMPANY, LLC
(Name – if individual, state last, first, and middle name)

PO BOX 27887	AUSTIN	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY ANGNARDO _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PALMIERI, ANGNARDO & CO., INC. _____, as of _____ AUGUST 24 _____, 2 22 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

SHIMAYLA PRADHAN
Notary ID #133049789
My Commission Expires
April 19, 2025

Signature:

Title:
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PALMIERI, ANGNARDO & CO., INC.

FINANCIAL STATEMENTS
JUNE 30, 2022
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AVAILABLE FOR PUBLIC INSPECTION

PALMIERI, ANGNARDO & CO., INC.

INDEX TO FINANCIAL STATEMENTS
JUNE 30, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Palmieri, Angnardo & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palmieri, Angnardo & Co., Inc. as of June 30, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Palmieri, Angnardo & Co., Inc. as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Palmieri, Angnardo & Co., Inc.'s management. Our responsibility is to express an opinion on Palmieri, Angnardo & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palmieri, Angnardo & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Palmieri, Angnardo & Co., Inc.'s auditor since 2019.

Austin, Texas
August 24, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

PALMIERI, ANGNARDO & CO., INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

Assets		
Cash and cash equivalents	$	13,657
Restricted cash		12,500
Receivables		
Clearing Organizations		513
Others		-
Total Assets	$	26,670
Liabilities		
Payables		
Clearing Organizations	$	140
Related Party Payable		272
Others		14,317
Total Liabilities	$	14,729
Stockholders' equity		
Common stock - no par value, 100 shares authorized		
100 shares issued and outstanding		-
Paid in capital		11,145
Retained earnings		796
Total Stockholders' equity	$	11,941
Total Liabilities & Stockholders' Equity	$	26,670

The accompanying notes are in integral part of these financial statements.

2

PALMIERI, ANGNARDO & CO., INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2022

NOTE 1: <u>NATURE OF BUSINESS</u>

The Company was incorporated under the laws of the State of Ohio on July 1, 2003 to operate as a broker-dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Cedar Park, Texas. The company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC. The Company is an introducing broker-dealer primarily engaged in the business of providing brokerage services on an agency basis to individuals and retirement plans.

NOTE 2: <u>SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES</u>

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

No separation of assets and liabilities as between current and non-current is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Cash Equivalents
The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Restricted cash
As part of the potential change in ownership of the company (see Note 8), FINRA has required the company to maintain $12,500 in their Flex Funding Account. The funds will be disbursed to FINRA when FINRA reviews and approves the change in ownership. The Company has classified $12,500 as restricted cash on the Statement of Financial Condition as of June 30, 2022.

Revenue Recognition
Revenue from contracts with customers includes commission income and 12b-1 fees. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance

obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Commissions earned buying and selling securities for the Company's shareholders is classified as related party commissions on the Statement of Operations.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with redeemable shares of registered investment companies (mutual funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund through the clearing firm up front or over time, or a combination thereof. The Company's performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. Distribution fees are recognized in the period they are related to.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalent other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Tax
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured

using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of June 30, 2022. The Company has not changed any of its tax accrual estimates. The company files U.S. federal and U.S. state tax returns.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by The Financial Accounting Standards Board or other standard standing setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

NOTE 3: <u>COMMITMENTS AND CONTINGENCIES</u>

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which
would have a material impact on the Company's financial position, results of operations

or cash flows. The company does not have any other commitments and contingencies other than what is disclosed in the financial statements.

NOTE 4: RISK MANAGEMENT

The Company maintains various forms of insurance that Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firms' report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in 2023.

NOTE 5: RELATED PARTY TRANSACTIONS

During the year, the Company earned $15,839 in related party commissions. Commissions are at the discretion of the shareholders with the overall policy to break-even. The Company incurred $12,069 under an Expense Sharing Agreement with the two shareholders of the Company. Under the Agreement the shareholders from time to time will assume certain broker-dealer liabilities and expenses. The expenses expected include but are not limited to: rent, utilities, technology, legal, insurance, or accounting, and audit expenses. At June 30, 2022, the Company had $272 in related party payables to one of the shareholders.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022, the Company had net capital and net capital requirements of $11,941 and $5,000, respectively, which was $6,941 in excess of the required minimum. The Company's aggregate indebtedness to net

capital ratio was 1.23 to 1.

NOTE 7: <u>LONG-TERM DEBT</u>

At June 30, 2022, the Company had no long-term debt.

NOTE 8: <u>PROPOSED CHANGE IN OWNERSHIP</u>

The Company's shareholders entered into an agreement for the sale of the company subject to regulatory approval. On June 24, 2022, a Continuing Member Application (CMA) was filed with FINRA for a change in ownership. The approval process can take three to six months, possibly longer. The day-to-day management and operation of the Company remains unchanged. The proposed purchaser of the Company has executed Employment Agreements with the current management to become effective when approval from FINRA is received.

As part of the agreement, the proposed purchaser provided the Company with $17,165 for expenses incurred during the June 30, 2022, period which is reported as Extraordinary Income. The expenses associated with the change in ownership is $12,500, which the Company reported as Extraordinary Expenses. The agreement calls for the proposed purchaser to continue to provide funding for a large part of the Company's ongoing expenses.

The Company reported a net loss of $8,651 from Operations. The proposed purchaser provided $4,665 toward the expenses from Operations. The abovementioned Expense Sharing Agreement with the two shareholders of the Company is directly related to the expenses from Operations.

If the change in ownership is not granted, the Company does not expect a material adverse effect. The Company will continue to operate in the manner prior to the agreement to sell the company.

NOTE 9: <u>SUBSEQUENT EVENTS</u>

The Company has evaluated subsequent events through August 24, 2022, the date of the Report of Independent Registered Public Accounting Firm.